SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K



08054053

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED). For the fiscal year ended December 31, 2007.

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _____ to _____

Commission file number: 0-27428

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Retirement Plan for OceanFirst Bank

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: OceanFirst Financial Corp.
975 Hooper Avenue, Toms River, New Jersey 08753

REQUIRED INFORMATION

Items 1-3. The Retirement Plan for OceanFirst Bank (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The plan intends to file such financial statements and schedules in lieu of the financial statements required by these items as permitted by Item 4.

Item 4. The Retirement Plan for OceanFirst Bank, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Financial Statements. Listed below are all financial statements and schedules filed as a part of the annual report:

(a)   Audited Statements of Net Assets Available for Plan Benefits as of December 31, 2007 and December 31, 2006 and the related Statements of Changes in Net Assets Available for Plan Benefits for the years then ended and the schedule of assets (held at end of year).

Exhibits

The following exhibits are filed as part of this report.

23.0   Consent of KPMG LLP

FINANCIAL STATEMENTS

RETIREMENT PLAN FOR
OCEANFIRST BANK

Financial Statements and Schedule

December 31, 2007 and 2006

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
New Jersey Headquarters
150 John F. Kennedy Parkway
Short Hills, NJ 07078

Report of Independent Registered Public Accounting Firm

The Board of Trustees
Retirement Plan for OceanFirst Bank:

We have audited the accompanying statements of net assets available for plan benefits of the Retirement Plan for OceanFirst Bank as of December 31, 2007 and 2006, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Retirement Plan for OceanFirst Bank as of December 31, 2007 and 2006, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the 2007 basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2007 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2007 basic financial statements taken as a whole.

KPMG LLP

June 20, 2008

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

RETIREMENT PLAN FOR
OCEANFIRST BANK

Statements of Net Assets
Available for Plan Benefits

December 31, 2007 and 2006

Assets:	2007	2006
Investments (notes 1 and 6):		
Insurance Company Pooled Separate Accounts	$9,999,451	$10,361,233
Common Stock	3,417,534	4,731,586
Participant loans receivable	299,945	358,776
Net assets available for plan benefits	$13,716,930	$15,451,595

See accompanying notes to financial statements.

RETIREMENT PLAN FOR
OCEANFIRST BANK

Statements of Changes in Net Assets
Available for Plan Benefits

Years Ended December 31, 2007 and 2006

	2007	2006
Additions to net assets attributed to:		
Investment (loss) income (note 6):		
Net (depreciation) appreciation in fair value of investments	$ (988,337)	$ 1,239,707
Interest and dividends	48,539	42,627
	(939,798)	1,282,334
Employee contributions	1,234,730	1,385,149
Total additions	294,932	2,667,483
Deductions from net assets attributed to:		
Benefits to participants	2,028,397	1,148,903
Expenses	1,200	1,650
Net (decrease) increase	(1,734,665)	1,516,930
Net assets available for plan benefits at beginning of year	15,451,595	13,934,665
Net assets available for plan benefits at end of year	$13,716,930	$15,451,595

See accompanying notes to financial statements.

RETIREMENT PLAN FOR
OCEANFIRST BANK

Notes to Financial Statements

December 31, 2007 and 2006

(1)   Summary of Significant Accounting Policies

(a)   Basis of Presentation

The accompanying financial statements of the Retirement Plan for OceanFirst Bank (the Plan) for employees of OceanFirst Bank (OceanFirst) have been prepared on an accrual basis and present the net assets available for plan benefits and changes in those net assets.

(b)   Investments in Insurance Company Pooled Separate Accounts and Stock Fund

Under the terms of an agreement with Diversified Investment Advisors (Diversified), a subsidiary of AUSA Life Insurance Company (AUSA), and OceanFirst, Diversified, the Plan's trustee, maintains separate pooled accounts into which certain of the contributions made by OceanFirst on behalf of its employees and contributions made by OceanFirst employees are invested. Additionally, OceanFirst has appointed Investors Bank and Trust Company ("Investors") as custodian for the OceanFirst Financial Corp. stock fund. Investments are stated at current fair value based on current market quotations. Interest and dividend income is recognized in the period earned.

Under the terms of the agreement with Diversified, contributions are also invested in AUSA's Guaranteed Interest Contract Fund (GIC Fund). The GIC Fund is stated at contract value which approximates fair value for fully benefit-responsive investment contracts. The contract value of the GIC Fund represents contributions made to the GIC Fund plus interest based on the contract rate, less distributions from and administrative expenses of the contract. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based upon a formula agreed upon with the issuer and reset annually.

(c)   Risks and Uncertainties

The assets of the Plan are primarily financial instruments which are monetary in nature. As a result, interest rates have a more significant impact on the Plan's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments in funds are subject to risk conditions of the individual mutual fund objectives, stock market, interest rates, economic conditions, and world affairs. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for Plan benefits.

(d)   Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(e)   Related-Party Transactions

Certain Plan investments are managed by Diversified. Diversified is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

(2)   Description of Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan is a defined contribution plan which became effective on September 1, 1988. Substantially all employees of OceanFirst who have attained the age of 21 and have completed or are expected to complete 1,000 hours of service in the 12-month period following the employee's employment date may join the Plan after completing six months of service, as defined. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants may contribute from 1% to 15% of earnings (as defined), subject to legal limitations. A participant may direct their contributions among the funds in any manner they desire, provided that all directed allocations be in whole percentages.

Under the terms of the insurance contract between Diversified and OceanFirst, Diversified is authorized to execute and enter into any and all agreements for the purpose of effecting the Plan. All monies contributed to the Plan are forwarded to Diversified and invested in either the Guaranteed Interest Contract Fund, OceanFirst Financial Corp. common stock or separate pooled accounts in accordance with employee investment elections. The separate pooled accounts available for investments include either the Money Market Fund (invests in cash equivalent securities such as commercial paper, bank paper, U. S. Treasury bills and repurchase agreements), the Intermediate Government Bond Fund (invests in fixed income securities, primarily U. S. Government bonds), the Government Fixed Bond Fund (invests in obligations issued, insured or guaranteed by the U.S. Government or national mortgage agencies, including GNMA, FHLMC and FNMA certificates, and U. S. Treasury issues), the Core Bond Fund (invests in U.S. Government securities, mortgage-backed securities and investment grade corporate bonds), the High Yield Bond Fund (invests in lower rated, high yield corporate debt securities), the Value and Income Fund (invests in high yielding common stocks), the Growth and Income Fund (invests in common stocks, convertibles, rights and warrants), the Special Equity Fund (invests in common stocks of small to medium size growth oriented companies), the Aggressive Equity Fund (invests in medium to large capitalization stocks with accelerating earnings growth rate), the International Equity Fund (invests in stock markets of major U.S. trading partners), the Short Horizon Strategic Allocation Fund (invests primarily in fixed income securities), the Intermediate Horizon Strategic Allocation Fund (invests in a combination of stocks, bonds and short-term instruments), or the Intermediate/Long Horizon Strategic Allocation Fund (invests primarily in common stocks).

(3)   Obligations to Plan Participants

The Employer expects to continue the Plan indefinitely, but reserves the right to amend or terminate the Plan at any time. In the event of dissolution of the Plan, the accounts shall be revalued as if the termination date were a valuation date, and the participant account balances shall be distributed.

RETIREMENT PLAN FOR
OCEANFIRST BANK

Notes to Financial Statements Continued

Participants are entitled to receive their vested account balance in a lump sum upon separation from service for any reason, including disability and death.

Participants' contributions shall be fully vested at all times. A participant's account is credited with their employee contributions, plus any accumulated investment earnings or losses on those contributions.

The benefit to which a participant is entitled is the benefit that can be provided from a participant's account.

Participants are entitled to withdraw any vested amount from their account upon request at which time the withdrawal is recorded. Withdrawal of pretax contributions is subject to written approval from the plan administrator and the purpose of the withdrawal must be for financial hardship.

Participants may borrow up to 50% of the value of their vested interest in the Plan, subject to certain limitations defined in the Plan. Loans must be repaid with interest over a term not to exceed five years, except for a loan for a principal residence which may be repaid over a longer period of time, as established by the Plan.

(4) Federal Income Taxes

The Plan received a favorable tax determination letter from the Internal Revenue Service dated May 21, 2003 indicating that the Plan qualifies under the provisions of Section 401 of the Internal Revenue Code and the related trust is exempt from Federal income taxes under Section 501(a) of the Internal Revenue Code. In the opinion of the plan administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Internal Revenue Code.

(5) Plan Expenses

Costs of all services rendered on behalf of the Plan are paid by OceanFirst except for participant transaction changes which are paid by the participant. Additionally, OceanFirst provides, without charge, personnel and office facilities for the administration of the Plan.

(6) Investments

The following is a summary of individual investments, at current value, that represent 5% or more of net assets available for plan benefits at December 31, 2007 and 2006:

	December 31	
	2007	2006
Insurance Company Pooled Separate Accounts:		
OceanFirst Financial Corp. Stock Fund	$3,417,534	$4,731,586
Value and Income Fund	1,958,488	2,400,193
Growth and Income Fund	1,501,698	1,818,142
Special Equity Fund	1,232,692	1,493,066
International Equity Fund	1,041,174	810,441
Guaranteed Interest Contract Fund	838,116	N.A.

RETIREMENT PLAN FOR
OCEANFIRST BANK

Notes to Financial Statements Continued

For the years ended December 31, 2007 and 2006, the Plan's investments, including realized gains (losses) on investments bought and sold, as well as held during the period, appreciated (depreciated) in value as follows:

	December 31,	
	2007	2006
Guaranteed Interest Contract Fund	$ -	$ -
Money Market Fund	12,562	7,395
Intermediate Government Bond Fund	29,545	10,197
Government/Corporate Fixed Bond Fund	-	10,279
Core Bond Fund	21,627	12,629
High Yield Bond Fund	3,436	34,230
Value and Income Fund	(40,592)	389,245
Growth and Income Fund	39,820	179,540
Special Equity Fund	(58,782)	135,843
Aggressive Equity Fund	135,045	24,631
International Equity Fund	91,305	134,071
Short Horizon Strategic Allocation Fund	1,609	1,106
Intermediate Horizon Strategic Allocation Fund	24,557	40,592
Intermediate/Long Horizon Strategic Allocation Fund	31,846	58,519
OceanFirst Financial Corp. Stock Fund	(1,290,662)	201,430
	$ (998,684)	$1,239,707

RETIREMENT PLAN FOR
OCEANFIRST BANK

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2007

Number of Units	Description of Investments	Fair Value	Fair Value Per unit
-	Guaranteed Interest Contract Fund	$ 838,116	N/A
10,104.138266	Money Market Fund	345,017	34.1461
11,156.539548	Intermediate Government Bond Fund	337,029	30.2091
-	Government Fixed Bond Fund	335,480	N/A
11,983.878590	Core Bond Fund	328,979	27.4518
16,762.105273	High Yield Bond Fund	363,862	21.7074
14,015.431576	Value and Income Fund	1,958,488	139.7380
23,818.697987	Growth and Income Fund	1,501,698	63.0470
13,044.778764	Special Equity Fund	1,232,692	94.4970
24,241.714525	Aggressive Equity Fund	580,002	23.9258
31,175.295050	International Equity Fund	1,041,174	33.3974
1,665.890992	Short Horizon Strategic Allocation Fund	36,900	22.1500
14,515.392456	Intermediate Horizon Strategic Allocation Fund	419,784	28.9199
19,080.255312	Intermediate/Long Horizon Strategic Allocation Fund	680,230	35.6510
90,263.617535	OceanFirst Financial Corp. Stock Fund*	3,417,534	37.8617
-	Participant Loans (Range of interest rates charged – 4.80% to 7.63%) *	299,945	N/A

*A party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 20, 2008   Retirement Plan for OceanFirst Bank
                                                       Employee Profit Sharing Plan

                                              By: /s/John R. Garbarino
                                                       John R. Garbarino
                                                       Plan Administrator

Exhibit 23.0

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
OceanFirst Financial Corp.:

We consent to incorporation by reference in the Registration Statement on Form S-8, pertaining to the Retirement Plan for OceanFirst Bank, of OceanFirst Financial Corp., of our report dated June 20, 2008, relating to the statements of net assets available for plan benefits of the Retirement Plan for OceanFirst Bank, as of December 31, 2007 and 2006 and the related statements of changes in net assets available for plan benefits for the years then ended, and the schedule of assets (held at end of year), which report appears in the December 31, 2007 Annual Report on Form 11-K of the Retirement Plan for OceanFirst Bank.

KPMG LLP

Short Hills, New Jersey
June 20, 2008

